LAW OFFICES	CORRESP.
Elias, Matz, Tiernan & Herrick L.L.P.
12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
_______

TELEPHONE:  (202) 347-0300
FACSIMILE:   (202) 347-2172
WWW.EMTH.COM

April 30, 2008

VIA EDGAR

Michael Clampitt
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-0302

Re:	Home Federal Bancorp, Inc. of Louisiana
Registration Statement on Form S-1
File No. 333-149677

Dear Mr. Clampitt:

Attached for filing on behalf of Home Federal Bancorp, Inc. of Louisiana (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed by the Registrant.  The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated April 7, 2008, to Daniel R. Herndon, President and Chief Executive Officer of the Registrant.  For ease of reference, the comments of the Staff have been repeated here in bold and the responses follow.  Changes have also been made in response to legal and accounting comments received from staff of the Office of Thrift Supervision.  References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

General

1.	Please file all exhibits, including your legality opinion, with your next amendment; they are subject to review.

Michael Clampitt
April 30, 2008

As requested, all exhibits not filed with the initial submission of the Registration Statement are filed herewith.

2.	Please attach all agreements between Home Federal Bancorp and the mortgage loan originator discussed on page 17. In addition, please identify this originator.

Please be advised that the loan originator referenced in this disclosure is Priority One Mortgage Corporation located in Fayetteville, Arkansas (“Priority One”).  Home Federal Savings and Loan Association (“Home Federal Savings”) began purchasing loans from Priority One in 1997.

Priority One and Home Federal Savings have not entered into a master sales agreement or similar document governing the loan purchases by Home Federal Savings from Priority One but instead have entered into a purchase agreement (referred to as a loan servicing agreement) (“Purchase Agreement”) for each package of loans proposed to be purchased by Home Federal Savings from Priority One.  Since the inception of the relationship, Home Federal Savings and Priority One have entered into numerous Purchase Agreements. However, the structure and terms of the Purchase Agreements have remained essentially the same over the life of the relationship, with only changes to the primary terms (the amount of the loans being purchased and the minimum and maximum interest rate to be paid to Home Federal Savings).  Attached as Exhibit A to this letter is the most recent Purchase Agreement entered into by Home Federal Savings and Priority One in November 2007.  We have not included this Purchase Agreement or a form of the Purchase Agreements as an exhibit to the Amendment because such contracts are made in the ordinary course of business of Home Federal Savings and thus are not material contracts required to be filed under the provisions of Item 601 of Regulation S-K.

Risk Factors
We have a high concentration of loans purchased from a single…originator, page 17

3.
Please include a discussion contemplating the insolvency of this originator if it would have a material effect on your business. In addition, disclose how seasoned the loans are and, if any have been put back to the originator, provide details.

The Registrant does not believe that the insolvency of Priority One would have a material adverse effect on the Registrant’s business, whether it occurred before or after completion of the transactions described in the prospectus included in the Amendment.  Home Federal Savings owns the loans (it holds the original promissory notes and the original assignments of the notes by Priority One to Home Federal Savings, which assignments have been filed in the parish or county, as applicable, where the related real estate is located).  In the event that Priority One were to become insolvent, the yield received on the loans would change from the adjustable rate provided under the terms of the Purchase Agreements to the fixed rate of the loans purchased pursuant to such Purchase Agreements which could have a modest impact on Home Federal Saving’s yield on its loan portfolio. Home Federal Savings has never incurred a loss on any of the loans purchased from Priority One and Home Federal Savings has never invoked the recourse provisions included in the Purchase Agreements. On occasion Priority One has unilaterally determined to voluntarily pay in full to Home Federal Savings the outstanding principal balance and accrued interest on loans that have become 60 days but less than 90 days delinquent.  As a consequence, Home Federal Savings has not had any loans purchased through this relationship which have become 90 days or more delinquent and thus subject to the recourse provisions of the Purchase Agreements.  The average size of the loans in the portfolio as of December 31, 2007 was approximately $113,000 with an average age of approximately four years.  Additional disclosure regarding this relationship, including the average age of loans purchased from Priority One remaining in the loan portfolio at December 31, 2007, has been added to pages 19, 67 and 72 of the prospectus.

Michael Clampitt
April 30, 2008

Risks Related to the Offering; General…page 20

4.	If appropriate, please include a risk factor discussing current market conditions and your ability to market and sell shares in the new company.

The risk factor on page 22 of the prospectus, “Our Stock Price May Decline When Trading Commences,” has been revised to be entitled “The Market for the Stock of Financial Institutions Has Been Unusually Volatile Recently and Our Stock Price May Decline When Trading Commences.”  In addition, the discussion in the risk factor has been expanded to discuss the potential for market fluctuations due to market conditions and the market’s perceptions of the state of the financial services industry.

5.	Consider the need to add a risk factor addressing the risks associated with changing your business model from primarily a residential mortgage lender to a commercial lender.

The Registrant does not believe a separate risk factor is necessary.  An existing risk factor on page 18 of the prospectus, “Our Portfolio of Loans With a Higher Risk of Loss Will Increase As a Result of the Merger” already discusses the increased risk of loss occasioned by the shift to a loan portfolio weighted primarily towards commercial real estate and business lending.  The risk factor has been modified to clarify that Home Federal Savings will be emphasizing such lending activities in the future after completion of the merger with First Louisiana Bank.

6.	Consider the need to add a risk factor addressing the risks associated with acquiring high cost debentures as part of the merger and why you will not be paying them off with the proceeds.

The Registrant does not believe the addition of a risk factor discussing the assumption of the subordinated debentures issued by First Louisiana Bancshares, Inc. (“First Louisiana”) and related trust preferred securities is necessary.   The total interest cost to First Louisiana of such securities for fiscal 2007 was $302,000 (before tax effect).  Based on the pro forma presentation set forth on page 50 of the prospectus, total interest expense on a combined basis for the year ended June 30, 2007 was estimated to amount to $6.2 million (including the expense of the subordinated debentures) while total interest expense for the six months ended December 31, 2007 was estimated to amount to $3.7 million (see page 50 of the prospectus).  In each case, the portion of interest expense accounted for by the subordinated debt was less than 5% of total interest expense.  In addition, due to recent reductions in LIBOR (the interest rate on the subordinated debt securities adjusts quarterly and is tied to LIBOR plus 180 basis points), the Registrant expects the interest rate paid on the subordinated debentures to decline.  The current rate on the debentures is 4.6%.  Finally, the Registrant cannot call the subordinated debentures, except under certain limited conditions, prior to September 2011.  Subsequent to September 2011, the subordinated debentures can be called at par.  The Registrant will consider calling the subordinated debt after September 2011 depending on the cost thereof, the Registrant’s liquidity and capital needs and market rates of interest.

Michael Clampitt
April 30, 2008

Lending Activities General; page 59

7.
Please represent whether you have any sub-prime exposure or other recently problematic loans such as alt-A, teaser rate, or low or no documentation loans.  In addition supplementally advise us whether First Louisiana have any exposure to these same type loans.

Neither Home Federal Savings nor First Louisiana Bank has any exposure to these types of loans.

8.	If appropriate, discuss any delinquency or default trends with regard to your adjustable rate mortgages.

Home Federal Savings has not experienced any meaningful delinquencies in defaults with respect to its loans bearing adjustable interest rates.  Accordingly, no additional disclosure is believed necessary.

Proposed Management Purchases, page 106

9.	Please combine the tables on page 106 and 107 in order to show the total percentage that management will own of the new company at the midpoint of the offering range.

The requested table has been included on page 120 of the prospectus.

Michael Clampitt
April 30, 2008

Effect of the Conversion and Offering on Public Shareholders, Page 111

10.
Please make it clear in this section and throughout the prospectus where the exchange ratio is discussed, that shareholders will receive less than book value and less than market value in exchange for their shares. We note you currently include proforma share prices; however, because the conversion will happen regardless of whether the merger is approved, the actual value shareholders will receive in exchange for their shares appears to be more material.

Additional disclosure has been added on pages 1, 123 and 124.  Please note that the Registrant has determined to make the conversion and offering contingent on the completion of the merger.  Such change is noted in various places in the prospectus.

Effect on the Market and Appraised Value of the Shares Exchanged, page 111

11.
In the last paragraph on page 111, please compare the equivalent price per share based on the exchange ratio to the price per share for investors rather than giving the aggregate subscription price compared to the current value per share.

The disclosure has been revised as requested on page 125 of the prospectus.

Tax Effects, page 113

12.	Please change the tense from future to past for verbs describing the delivery of tax opinions.

The disclosure on page 126 of the prospectus has been revised as requested.

Tax Aspects, page 127

13.	Please remove the first sentence of this section or clarify why you have not yet received these tax opinions.

The disclosure on page 142 of the prospectus has been revised as requested.

14.
Please remove the last two sentences of the first full paragraph on page 128. Elias, Matz, in providing their opinion, has referenced a letter provided by Feldman Financial that does not appear relevant to their tax opinion given the disclaimer included in the last sentence.

The disclosure on page 142 of the prospectus has been revised as requested.

Michael Clampitt
April 30, 2008

Alternate Prospectus

General

15.
Where the exchange rate is discussed, please make it clear to current shareholders of Home Federal Bancorp that they will be receiving less than book value and market value for their shares unless the maximum or supermaximum is sold.

Additional disclosure with respect to such matter has been included in the alternate prospectus on pages 2 and 27 and on page 19 of the alternate prospectus by the addition of a new risk factor, “The Market Value of New Home Bancorp Common Stock Received in the Exchange May be Less than the Market Value of Home Bancorp Stock Exchanged,” which discusses such matter in detail.

Questions and Answers; page 2

16.	In this section, include what will happen if shareholders vote in favor of the conversion but not the merger.

The disclosure on page 3 of the alternate prospectus has been revised as requested.

Risk Factors
First Louisiana Bancshares Stockholders will have less influence..., page 18

17.	Please provide the percent ownership of the new company by shareholders granted stock in the merger if the maximum amount of stock is elected.

The disclosure on page 19 of the alternate prospectus has been revised as requested.

Background of the Merger; General, page 27

18.	Please elaborate on the negotiation of material terms of the merger agreement, including price.

The disclosure in the section entitled “Background of the Merger” has been expanded on page 30 of the alternate prospectus with respect to the process of negotiating the material terms of the merger agreement.

19.	Please disclose whether the Board of First Louisiana Bancshares considered approaching other possible merger partners and if not, how they determined they were maximizing value for shareholders.

The disclosure on pages 29 and 30 of the alternate prospectus has been revised to discuss in more detail the deliberations of First Louisiana’s Board with respect to determining to proceed with the proposed merger with the Registrant.

Michael Clampitt
April 30, 2008

Home Federal's Reasons for the Merger; page 29

20.	Please disclose whether Home Federal considered any negative aspects to the merger; the ones you have listed on page 30 appear positive or neutral only.

Additional disclosure has been added on page 33 of the alternate prospectus discussing additional factors considered by the Boards of Home Federal Bancorp, Inc. of Louisiana and Home Federal Mutual Holding Company of Louisiana.

First Louisiana Bancshares' Reasons for the Merger, page 32

21.	Please elaborate on the "strategic options available" alluded to in bullet point three.

The third bullet has been revised on page 34 of the alternate prospectus to indicate the different strategic options considered by the First Louisiana Board.

Opinion of Financial Advisors

22.
In accordance with Item 1015(b)(4) of Regulation M-A, please disclose any compensation paid to Sandier O'Neill and its affiliates by Home Federal or its affiliates or vice versa over the past two years.

Please be advised that Sandler O’Neill has not been paid compensation by the Registrant or its affiliates subject to disclosure under the provisions of Item 1015(b)(4) of Regulation M-A during the past two years other than the fees it will receive in connection with the merger with First Louisiana and for serving as financial advisor in the conversion and offering.  Disclosure has been added on page 55 of the alternate prospectus that Sandler O’Neill served as Home Federal’s financial advisor in connection with its initial mutual holding company reorganization completed in January 2005.

23.
In accordance with Item 1015(b)(4) of Regulation M-A, please disclose any compensation paid to National Capital and its affiliates by First Louisiana Bancshares or its affiliates or vice versa over the past two years.

The requested disclosure has been included on page 63 of the alternate prospectus.

Exhibit 8.4; Tax Opinion of Hunton & Williams

24.
We note you have disclaimed your responsibility to update your opinion. Please confirm that you intend to file a final version of this opinion immediately prior to acceleration or substitute language to refer to the effective date of the registration statement rather than the date of your opinion.

Michael Clampitt
April 30, 2008

A final version of the opinion is filed as Exhibit 8.4 to the Amendment.

25.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise the last paragraph.

The opinion included as Exhibit 8.4 to the Amendment has been revised as requested.

Closing Comments

The closing comments are noted.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter.  Please do not hesitate to call either Eric Marion or me at the above-listed number if there are any questions on the Amendment or if we can be of assistance in any way.

As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Philip R. Bevan
Philip R. Bevan

cc:	Kate McHale
Daniel R. Herndon
Raymond A. Tiernan
Eric M. Marion

EXHIBIT A

LOAN SERVICE AGREEMENT

THIS AGREEMENT made this 5th day of November, 2007, by and between, HOME  FEDERAL SAVINGS & LOAN ASSOCIATION, SHREVEPORT, LOUISIANA, herein  represented by Daniel R. Herndon, President & CEO (hereinafter referred to as INVESTOR) and PRIORITY ONE MORTGAGE CORPORATION, FAYETTEVILLE, ARKANSAS, herein  represented by T. L. Lavy, President, (hereinafter referred to as PRIORITY)
WITNESSETH:

1.
INVESTOR desires to purchase and PRIORITY desires to sell certain loans which are the property of PRIORITY and this agreement is made to set forth the full agreement between the parties as to all loans which may hereafter be purchased by INVESTOR from PRIORITY.

2.	INVESTOR is not obligated to purchase any loans from PRIORITY and PRIORITY is not obligated to sell any loans to INVESTOR, but this agreement shall cover all purchases and sales so made.

3.
All loan papers so purchased shall be assigned to INVESTOR with full recourse upon PRIORITY. The recourse provision is non-assignable and non-transferable to any other investor or government agency without prior written consent from PRIORITY. PRIORITY will retain servicing on all loans.

4.
The first mortgage notes will be purchased by INVESTOR at PAR. The yield to INVESTOR will be the Federal Housing Finance Board (FHFB) rate.  Beginning January, 2008, the Pass Thru Rate will be adjusted in January and July of each year, on the schedule date, based on the FHFB rate as of January 1 and July 1 respectively.  In no event will the net yield to INVESTOR be less than 5.00% or above 7.88%. All calculations will be based on a 360 day calendar year (30 days per month). The first schedule date will be December 5, 2007.

5.	Payment will be made to INVESTOR on a monthly basis, PRIORITY will have a five (5) day grace period from the due date until the monthly payment is received by INVESTOR.

6.
PRIORITY shall service all loans and in so doing shall make all collections, shall make certain that all improvements covered by said mortgage are and remain covered by fire and extended coverage insurance and that all real estate taxes are paid and shall perform all other services normally performed by a servicing agent.

7.	INVESTOR shall have physical possession of.

(a)	Assignment of Mortgage with recourse in recordable form

(b)	Original Note

(c)	Original Mortgage executed by maker and properly recorded

(d)	Attorney's Opinion or Title Insurance, showing maker has valid and merchantable title and PRIORITY'S mortgage to be a first and valid lien

(e)	Credit Report

(f)	Fire and Extended Coverage Insurance Policy or Certificate of Insurance

(g)	Truth in Lending Disclosure Statement

(h)	Home Loan Application

(i)	Survey

(j)	Appropriate evaluation of real property by an independent and qualified appraiser. The loan balance will not exceed 90% of appraised value.

8.
PRIORITY shall transmit all loan payments received on said loans, less service charges, to INVESTOR and shall furnish a schedule showing the account number and name of each borrower, beginning balance owed on each loan, payments received, and unpaid balance.

9.
If any loan becomes over 90 days past due, PRIORITY will repurchase it without a prepayment penalty being assessed by INVESTOR by paying to INVESTOR the Ending Principal Balance then owing on the loan plus accrued interest at the current Pass Thru Rate, or substitute another loan for it. If a loan is in bankruptcy, then it must be repurchased when it becomes over 180 days past due. INVESTOR is not obligated to accept any substituted loan and may demand that any loan be repurchased for cash. PRIORITY may repurchase any loan at any time at its option on the same terms and conditions as required repurchases.

10.
PRIORITY and INVESTOR hereby agree that it will be advantageous to permit prepayments of the balance owing on any loan and in the event of such a prepayment which may be voluntary on the part of the borrower or would be involuntary as a result of a catastrophe to the property such as fire, windstorm, tornado, or other similar loss; which, in the event of such a prepayment, PRIORITY shall repurchase it by paying to INVESTOR the Ending Principal Balance then owing on the loan plus accrued interest at the current Pass Thru Rate, or at PRIORITY'S option, substitute another loan for it. INVESTOR is not obligated to accept any substituted loan and may demand that any prepayments of the balance of a loan be repurchased for cash.

HOME FEDERAL SAVINGS & LOAN ASSOC. SHREVEPORT, LOUISIANA			PRIORITY ~ ONE MORTGAGE CORP. FAYETTEVILLE, ARKANSAS

By:	/s/ Daniel R. Herndon	By:	/s/ T.L. Lavy
	Daniel R. Herndon		T.L. Lavy
	President & CEO		President